SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

SpectRx, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

847635109

(CUSIP Number)

Richard P. Schneider

c/o Easton Hunt Capital Partners, L.P.

767 Third Avenue, 7th Floor

New York, NY 10017

(212) 702-0950

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box  ☐

*	The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 847635109	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON: S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

Easton Hunt Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

2,439,734 (1)
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

2,439,734 (1)
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,439,734 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.0%*
14	TYPE OF REPORTING PERSON

PN

*	Based upon the 11,948,631 shares of common stock (“Common Stock”) outstanding as of April 9, 2007, according to the Issuer’s 10-KSB as filed with the Securities and Exchange Commission on April 30, 2007.
(1)	Consists of 83,333 shares of Series A Convertible Preferred Stock (“Series A Preferred Stock”) presently convertible into 1,923,069 shares of Common Stock and warrants to purchase 516,665 shares of Common Stock. This amount does not include shares of common stock which may be acquired upon conversion of accrued but unpaid dividends on the Series A Preferred Stock. Each share of Series A Preferred Stock is convertible into the number of shares of Common Stock equal to the quotient obtained by dividing the sum of (i) $15.00 (as adjusted from time to time for changes in the Series A Preferred Stock by stock split, stock dividend or other similar circumstances), plus (ii) all accrued but unpaid dividends on such share of Series A Preferred Stock, by the conversion price per share of $0.65 (as may be adjusted from time to time to take into account certain anti-dilutive events).

CUSIP No. 847635109	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON: S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

EHC GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

2,439,734 (1)
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

2,439,734 (1)
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,439,734 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.0%*
14	TYPE OF REPORTING PERSON

PN

*	Based upon the 11,948,631 shares of common stock (“Common Stock”) outstanding as of April 9, 2007, according to the Issuer’s 10-KSB as filed with the Securities and Exchange Commission on April 30, 2007.
(1)	Consists of 83,333 shares of Series A Convertible Preferred Stock (“Series A Preferred Stock”) presently convertible into 1,923,069 shares of Common Stock and warrants to purchase 516,665 shares of Common Stock. This amount does not include shares of common stock which may be acquired upon conversion of accrued but unpaid dividends on the Series A Preferred Stock. Each share of Series A Preferred Stock is convertible into the number of shares of Common Stock equal to the quotient obtained by dividing the sum of (i) $15.00 (as adjusted from time to time for changes in the Series A Preferred Stock by stock split, stock dividend or other similar circumstances), plus (ii) all accrued but unpaid dividends on such share of Series A Preferred Stock, by the conversion price per share of $0.65 (as may be adjusted from time to time to take into account certain anti-dilutive events).

CUSIP No. 847635109	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON: S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

EHC, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

2,439,734 (1)
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

2,439,734 (1)
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,439,734 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.0%*
14	TYPE OF REPORTING PERSON

CO

*	Based upon the 11,948,631 shares of common stock (“Common Stock”) outstanding as of April 9, 2007, according to the Issuer’s 10-KSB as filed with the Securities and Exchange Commission on April 30, 2007.
(1)	Consists of 83,333 shares of Series A Convertible Preferred Stock (“Series A Preferred Stock”) presently convertible into 1,923,069 shares of Common Stock and warrants to purchase 516,665 shares of Common Stock. This amount does not include shares of common stock which may be acquired upon conversion of accrued but unpaid dividends on the Series A Preferred Stock. Each share of Series A Preferred Stock is convertible into the number of shares of Common Stock equal to the quotient obtained by dividing the sum of (i) $15.00 (as adjusted from time to time for changes in the Series A Preferred Stock by stock split, stock dividend or other similar circumstances), plus (ii) all accrued but unpaid dividends on such share of Series A Preferred Stock, by the conversion price per share of $0.65 (as may be adjusted from time to time to take into account certain anti-dilutive events).

This Amendment No. 2 to Schedule 13D amends and restates in it entirety Amendment No. 1 to the Schedule 13D/A as filed with the Securities and Exchange Commission on June 20, 2007.

Item 1. Security and Issuer.

The name of the issuer is SpectRx, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s office is 4955 Avalon Ridge Parkway, Suite 300, Norcross, Georgia 30071. This Schedule 13D/A relates to the Issuer’s Common Stock.

Item 2. Identity and Background.

(a -c) This statement is being filed by (i) Easton Hunt Capital Partners, L.P., a Delaware limited partnership (the “Fund”), (ii) EHC GP, LP, a Delaware limited partnership (“EHC GP”) and (iii) EHC, Inc., a Delaware corporation (“EHC Inc.” and together with EHC GP, collectively, the “Reporting Persons”). The persons serving as the directors and executive officers of EHC Inc. are set forth in Schedule A hereto.

The Shares are directly owned by the Fund. EHC GP is the general partner of the Fund. EHC Inc. is the general partner of EHC GP. The address for the Fund and each of the Reporting Persons is 767 Third Avenue, 7th Floor, New York, NY 10017. The Fund is a venture capital and private equity investment fund licensed by the U.S. Small Business Administration as a small business investment company.

(d) During the last five years, neither the Fund, the Reporting Persons or the persons listed on Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Fund, the Reporting Persons or the persons listed on Schedule A hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Fund paid no additional consideration in connection with the beneficial acquisition of the Additional Shares (as defined below). See Item 5(c) for a further description thereof.

Item 4. Purpose of Transaction.

The Fund and the Reporting Persons previously filed a Schedule 13D on July 26, 2006 relating to the Common Stock of the Issuer. The filing of this Amendment No. 2 reflects additional Common Stock into which the Series A Preferred Stock can be converted as a result of certain anti-dilution provisions that were triggered by the Amended and Restated Loan

Agreement which is described in the Issuer’s Form 8-K filed on March 12, 2007 (the “Amended Loan Agreement”) and an additional Common Stock Purchase Warrant that was issued to the Fund in connection with the Issuer’s financing transaction in March 2007.

The Fund continues to be active in discussions concerning the restructuring of the Issuer’s business strategy, certain management changes and modification of the size and composition of the Board of Directors. The Fund may enlist other shareholders to facilitate these changes.

Item 5. Interest in Securities of the Issuer.

(a) and (b). See the rows numbered 7, 8, 9, 10, 11 and 13 and footnote (1) thereto on each of pages 2 through 4 above, which are incorporated herein by reference.

(c) The Amended Loan Agreement reduced the conversion price of the Series A Preferred Stock to $0.65 per share and reduced the warrant price of a Common Stock Warrant to purchase 416,665 shares of Common Stock issued to the Fund to $0.81 per share. In addition, the Fund was issued a separate Common Stock Warrant to purchase 100,000 shares of Common Stock at an exercise price of $0.78 per share. As a result of the reduction of the Series A Preferred Stock conversion price and the issuance of a Common Stock Warrant to purchase 100,000 shares of Common Stock, the Fund and the Reporting Persons acquired beneficial ownership of 1,189,739 additional shares of Common Stock (the “Additional Shares”). Other than the acquisition of the Additional Shares, neither the Fund, the Reporting Persons or the persons set forth on Schedule A has effected any transactions in the Common Stock during the last 60 days.

(d) No person is known by the Fund or any Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares that may be deemed to be beneficially owned by the Fund or the Reporting Persons, other than EHC Inc.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Fund is a party to that certain Securities Purchase Agreement dated March 26, 2004 among the Issuer and the Purchasers named therein (the “Securities Purchase Agreement”). Pursuant to the terms of the Securities Purchase Agreement, the Fund purchased from the Issuer certain shares of Series A Preferred Stock and warrants to purchase shares of Common Stock subject to the terms therein. The full text of the Securities Purchase Agreement as filed with the Securities and Exchange Commission (“SEC”) is hereby incorporated herein by reference.

The Fund is a party to that certain Registration Rights Agreement, dated March 26, 2004 between the Issuer and the parties named therein (the “Registration Rights Agreement”). Pursuant to the terms of the Registration Rights Agreement, the Issuer is required to use its best efforts to keep a shelf registration statement effective relating to certain shares of Common Stock issuable upon conversion of or other events associated with the Series A Preferred Stock until the earlier of (i) the date on which all of the shares of Common Stock to which the Registration Rights Agreement relate have been disposed of in accordance with the registration statement, (ii) the date on which all of the Common Stock to which the Registration Rights Agreement relate which are held by non-affiliates of the Issuer are eligible to be sold pursuant to Rule 144(k) of the Securities Act of 1933; and (iii) the seventh anniversary of the date of the Registration Rights Agreement. The full text of the Registration Rights Agreement as filed with the SEC is hereby incorporated herein by reference.

The Certificate of Designations for Series A Preferred Stock of the Issuer sets forth certain rights and privileges in connection with its Series A Preferred Stock, including but not limited to, dividends, voting, conversion and anti-dilution rights. The full text of the Certificate of Designations for Series A Preferred Stock as filed with the SEC is hereby incorporated herein by reference.

The Fund is a party to that certain Common Stock Purchase Warrant (the “Initial Warrant”) which entitles the Fund to purchase 416,665 shares of Common Stock of the Issuer for a purchase price of $0.81 per share (subject to adjustment) on or prior to March 26, 2009. The full text of the form of Initial Warrant as filed with the SEC is hereby incorporated herein by reference.

The Fund is a party to that certain Common Stock Purchase Warrant (the “March 2007 Warrant”) which entitles the Fund to purchase 100,000 shares of Common Stock of the Issuer for a purchase price of $0.78 per share (subject to adjustment) on or prior to February 23, 2012. The full text of the form of March 2007 Warrant as filed with the SEC is hereby incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit Number:	Exhibit Description:
99.1	Joint filing agreement pursuant to which the Fund and the Reporting Persons have authorized the filing of this Amendment as a group (previously filed as Exhibit 99.1 to the Schedule 13D of the Fund and the Reporting Persons as filed on July 26, 2006).

99.2	Securities Purchase Agreement dated March 26, 2004 among SpectRx, Inc. and the purchasers listed therein (incorporated by reference to Exhibit 99.2 to the Issuer’s 8-K filed on March 29, 2004).

99.3	Registration Rights Agreement, dated March 26, 2004 between the Issuer and the parties named therein (incorporated by reference to Exhibit 99.3 to the Issuer’s 8-K filed on March 29, 2004).

99.4	Certificate of Designations for Series A Preferred Stock (incorporated by reference to Exhibit 99.4 to the Issuer’s 8-K filed on March 29, 2004).

99.5	Form of Common Stock Purchase Warrant between the Issuer and the Fund for the purchase of 416,665 shares of Common Stock (incorporated by reference to Exhibit 99.6 to the Issuer’s 8-K filed on March 29, 2004).

99.6	Form of Common Stock Purchase Warrant between the Issuer and the Fund for the purchase of 100,000 shares of Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2007	EASTON HUNT CAPITAL PARTNERS, L.P.

	By:	EHC GP, LP, its general partner

	By:	EHC, Inc., its general partner

	By:	/s/ Richard P. Schneider
	Name:	Richard P. Schneider
	Title:	Vice President

EHC GP, LP

	By:	EHC, Inc., its general partner

	By:	/s/ Richard P. Schneider
	Name:	Richard P. Schneider
	Title:	Vice President

EHC, INC.

	By:	/s/ Richard P. Schneider
	Name:	Richard P. Schneider
	Title:	Vice President

Schedule A

The name and present principal occupation of each executive officer and director of EHC, Inc. is set forth below. The business address of each executive officer and director of EHC, Inc. is c/o Easton Hunt Capital Partners, L.P., 767 Third Avenue, 7th Floor, New York, NY 10017. All of the persons listed below are United States citizens, except for Frank Garcia who is a permanent resident.

Name	Position with EHC, Inc.	Principal Occupation (if different)
John Friedman	Director and President	N/A

Frank Garcia	Director and Vice President	N/A

Richard Schneider	Director, Vice President and Secretary	N/A